May 12, 2015

Melissa Raminpour

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Autoliv, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Form 10-Q for the Quarterly Period Ended March 31, 2015
File No. 001-12933

Dear Ms. Raminpour:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter of comments dated April 30, 2015 (the “Comment Letter”), to the above referenced filings of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below the comment from the Comment Letter with the response following.

Form 10-Q for the quarter ended March 31, 2015

11. Contingent Liabilities

Antitrust matters, page 15

1.	We note from disclosures provided in your fiscal 2014 Form 10-K you were in discussions with certain OEMs regarding the possible resolution of potential claims for purchases not covered by the U.S. direct purchaser settlement. You also disclose that any potential loss contingencies resulting from discussions with these OEMs, individually or in the aggregate, were not reasonably estimable at that time; therefore, no additional amounts were accrued. In March 2015, you reached agreements regarding additional settlements to resolve the above claims and the total amount of such settlements was $81 million of which $77 million was expensed during the first quarter of 2015, net of existing amounts that had been accrued for in 2014. In this regard, please explain to us the facts and circumstances and timeline surrounding the negotiation and upon ultimately reaching the additional settlement agreements. As part of your response, please provide us with your policy and procedures determining the timing and recognition of contingent liabilities pursuant to ASC 450-20-25 and more specifically, tell us why a reasonable estimate of the loss could not be made given the close proximity to when you reached the settlement agreements with certain direct purchasers’ global (including U.S.) or non-U.S. antitrust claims which were not covered by its U.S. direct purchaser settlement. Notwithstanding the above, please tell us why you were unable to disclose an estimate of the possible loss or range of loss at the end of fiscal 2014 pursuant to ASC 450-20-50.

United States Securities and Exchange Commission

RESPONSE:

Policy and Procedures Regarding Timing and Recognition of Contingent Liabilities

In accordance with ASC 450-20-25-2, prior to the issuance of the Company’s financial statements for each reporting period, the Company evaluates each loss contingency to determine whether or not it is probable, reasonably possible or remote that a liability has been incurred. If a liability is at least reasonably possible, the Company then evaluates whether a possible loss or range of loss can be reasonably estimated, and, if a liability is probable, whether the amount of loss can be reasonably estimated.

This evaluation is the result of a process designed to determine the timing and recognition of contingent liabilities and the disclosure related thereto. The Company performs assessments on a quarterly basis, or more frequently upon the occurrence of a significant event, of any potential or new litigation matters, the status of existing litigation matters, and any existing or potential regulatory actions from governmental agencies such as the IRS, the SEC or local tax authorities. These discussions continue to take place through the date the applicable financial statements are issued or are available to be issued.

The assessments involve meetings of the Company’s accounting staff, including the Corporate Controller and the Chief Financial Officer, and the Company’s internal legal staff. At these meetings, the status of all significant legal contingencies is reviewed, with a view to whether accounting recognition or disclosure is required. We consider our knowledge of the facts (to the extent such facts have been developed), the advice and perspective of our internal legal staff as well as the advice and perspective of external legal counsel, the stage at which the loss contingency is in its potential life cycle, and other factors that we consider relevant and material to that particular loss contingency and to the Company as a whole.

We have incorporated the parameters of ASC 450, including, but not limited to, ASC 450-20-55-12 and ASC 450-20-25-2(a), in our evaluation in that if the underlying cause of the litigation, claim, or assessment is an event occurring before the date of the Company’s financial statements, the probability of an outcome unfavorable to the Company is assessed to determine whether the conditions in paragraph ASC 450-20-25-2(a) are met. The parameters of ASC 450-20-50 are also incorporated such that if the Company cannot establish a reasonable estimate of a loss or range of loss then disclosure is preferable. The conditions for recognition of a contingent liability are outlined in ASC 450-20-25-2(a). Specifically, if the Company, upon considering the items outlined in ASC 450-20-25-2(a), has determined that the conditions for a contingent liability are present, it will record a loss contingency by accruing a charge to income if both of the following conditions outlined in ASC 450-20-25-2(a) are met:

1.	Information available to the Company before the financial statements are issued or are available to be issued (as discussed in ASC 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. The date of the financial statements means the end of the most recent accounting period for which financial statements are being presented.

2.	The amount of loss can be reasonably estimated.

If upon completion of the above analysis, it is determined that a loss is probable or reasonably possible, the specific facts of the legal matter are discussed by the group, focusing on the “probability” of a loss and whether the facts are sufficient at that time to establish a “reasonable estimate” of a loss or range of loss. In order to determine this, the group evaluates numerous factors such as those described in ASC 450-20-55-12, as well as other similar matters that could be considered precedent for that particular matter.

United States Securities and Exchange Commission

Based on these internal assessments by the accounting staff, including the Corporate Controller and the Chief Financial Officer, and the Company’s internal legal staff with input from external legal counsel, the Company evaluates if an accrual for a loss can be made or not at the date the financial statements are issued or are available to be issued. If a loss is probable but not estimable, including a range of amounts, a disclosure is made as guided by ASC 450-20-50 stating the (i) nature of the contingency and (ii) an estimate of the possible loss or range of loss or that an estimate of the loss cannot be made. If a loss is at least reasonably possible, but not probable, the Company incorporates ASC 275-10-50-9, and disclosure is provided that indicates the nature of the uncertainty and includes an indication that it is at least reasonably possible that a loss contingency was incurred and that the effect on the financial statements may change in the near term due to one or more future confirming events and whether the effect of those future confirming events could be material to the financial statements. The Company’s external auditors review the Company’s contingent liability accrual determinations as part of its audit procedures.

Facts and Circumstances Surrounding Settlement and Reasonable Estimates of Loss

Background Regarding Class Action Settlement

As disclosed in the Company’s Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”), the Company entered into a settlement agreement in May 2014 where it agreed to pay $40 million to members of the direct purchaser settlement class with respect to U.S. antitrust claims, subject to reductions if settlement class members opted out of the settlement. This amount was expensed during the second quarter of 2014. In July 2014, the direct purchaser settlement received preliminary court approval. Following the receipt of opt-out notices from members of the direct purchaser class, which were due by October 30, 2014, the class settlement amount was, pursuant to the terms of the settlement agreement, reduced to approximately $35.5 million. The Company disclosed that the amount by which the direct purchaser settlement was reduced (i.e. $4.5 million) remained accrued. Following a fairness hearing in December 2014, the court in January 2015 entered an order granting final approval to the direct purchaser class settlement.

Unable to Estimate a Possible Loss or Range of Possible Loss at FYE

As further discussed below, following the opt-out deadline, the Company engaged in extended and complex discussions with two OEMs regarding both U.S. and non-U.S. claims not covered by the U.S. direct purchaser settlement. The discussions continued into March 2015, when settlements were reached and disclosed. However, at the time of the filing of the Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “10-K”) on February 19, 2015, although the Company believed that a loss was probable, it could not reasonably estimate the possible loss or a range of possible loss with respect to these claims in excess of the $4.5 million previously accrued. This was based on the Company’s belief at the time that the OEMs’ damages contentions were unverifiable and that the matters would not be resolved for the scope of claims asserted by the OEMs.

The Company continued to accrue the $4.5 million because it believed that any claims made by the OEMs that opted out would likely not be resolved for less than this amount. Although the Company could not reasonably estimate the possible loss or range of loss with respect to the OEMs’ claims at that time in excess of the amount already accrued, the Company believed a loss was probable and therefore disclosed the existence of the loss contingency and these discussions in the Form 10-K. This approach is consistent with the requirements of ASC 450-20-50 that disclosure is preferable where the possible loss or range of loss is not reasonably estimable.

United States Securities and Exchange Commission

Settlement Discussions with an OEM

The settlement with one OEM accounted for most of the $81 million aggregate settlement amount. The Company had previously agreed in 2014 with this OEM to dispute resolution procedures that included both a mediation and an arbitration in the event that the parties could not reach a resolution through the course of negotiations. During discussions, following the opt-out deadline at the end of October 2014 and through early March 2015, the Company and the OEM had significant disagreements over the validity of the claims and the OEM’s purported damages model. The Company doubted that it had injured the OEM, disputed the scope of the OEM’s claims and believed that the OEM’s damages contentions were unsupportable and unverifiable, which resulted in the parties being far apart throughout these discussions in their respective positions regarding both the existence and extent of any liability or injury. Proposals by the OEM to settle the dispute were, accordingly, rejected by the Company.

Negotiations and Exchange of Economic Data

In December 2014, the Company began to request that the OEM provide it with the economic data used by the OEM and its experts in assessing the scope and amount of its alleged damages. Assessing the liability and damages for antitrust matters is complex and requires comprehensive economic analysis and modeling and the Company engaged economic experts to review such data and analyze the validity of the damage assessments asserted by the OEM. The information generally is highly confidential business information that cannot be viewed by the opposite parties so the outside experts are used to view and analyze the information. The economic data that the Company requested included the damages model used by the OEM’s experts and the data and assumptions used in the model.

In early January 2015, the parties began discussing the first steps toward mediation when the OEM suggested that the parties select a mediator in the event the dispute could not be resolved. However, the Company did not want to engage in further substantive discussions or begin the mediation process until it had been provided with the economic data used by the OEM and its experts in assessing the scope and amount of its alleged damages.

On January 22, 2015, pursuant to the Company’s requests, the OEM finally provided the Company’s experts with a portion of the data used by the OEM and its experts. The Company’s experts immediately began to review the data. After the Company’s experts reviewed the data, the experts believed that the data did not support the OEM’s claims but that the Company still needed additional information. On February 3, 2015, the Company asked the OEM to provide the Company’s experts with the remainder of the economic data. On February 4, 2015, the parties selected a mediator and scheduled mediation for March 4, 2015, the earliest date on which the mediator was available.

The mediation of the claims on March 4, 2015 was a condition precedent to arbitration. Because the parties remained entrenched in their respective positions, it became increasingly evident throughout January and early February that mediation in early March would be required as the next step in the process as the parties attempted to resolve the dispute.

Therefore, at the time of filing the 10-K, the Company continued to believe that the OEM’s damages contentions were unverifiable and that its demands were unreasonable. As a result, adversarial proceedings to resolve the claims remained an option, and the outcomes of any settlement negotiations or such adversarial proceedings were not susceptible of estimation as to outcome or minimum result and that the Company was unable to estimate a range of loss.

United States Securities and Exchange Commission

Mediation and Customer Relationship

The OEM finally provided, on February 19, 2015, after the 10-K was filed, the Company’s economic experts with the additional information it had requested, at which time the Company’s experts began to immediately review the additional economic data from the OEM and conduct their own analysis. Following this analysis, the Company continued to disagree with the validity of the OEM’s damage assessment.

Additionally, during the end of February and early March 2015, the business considerations regarding a potential settlement became more compelling and were highlighted as a result of communications between senior business people at the Company and the OEM. Following these communications, the Company became concerned that if the Company moved to arbitrate these claims with the OEM, the business relationship with the OEM could be damaged. Therefore, the Company became more willing to entertain the possibility of a settlement.

The mediation occurred on March 4, 2015. The mediation provided clarity on the achievable settlement parameters and, while not resulting in a settlement during the mediation session, was, along with the business considerations, a catalyst for the settlement. Following the mediation, the Company agreed to enter into a settlement with the OEM, which was finalized later in the month on March 24, 2015.

Discussions and Settlement with other OEM

Discussions with the other OEM proceeded slowly and sporadically. As of December 2014 and at the time of the filing of the 10-K, there existed a significant difference in the parties’ respective positions regarding a potential settlement, but no adversarial dispute resolution process had as yet been suggested. The matter of a potential settlement was not addressed again by the parties until February 23, 2015, after the filing of the 10-K, when the OEM contacted the Company to inform the Company that it wanted a settlement concluded by the end of March 2015. The Company began discussing a settlement and on March 10, 2015, the OEM sent to the Company what the OEM indicated was a final, non-negotiable form of settlement agreement. However, a week later the OEM raised additional issues which required additional discussions. The Company reached an agreement with this OEM for an immaterial amount and disclosed the settlement. The Company disclosed settlements with both of OEMs on a Form 8-K filed with the SEC on March 25, 2015.

Applying the Company’s Policies and Procedures Regarding Loss Contingencies

At the time the Company filed the 10-K, the Company believed that the OEMs’ damages contentions were unverifiable, that the OEMs’ settlement demands and terms were unreasonable, that adversarial proceedings to resolve the claims in lieu of settlement remained a real option for the Company and that the outcomes of such settlement negotiations or adversarial proceedings were not susceptible of estimation as to outcome or minimum result. In the period following the filing of the 10-K, the business considerations and mediation with one OEM and the March settlement deadline imposed by the other OEM were the catalysts that clarified the achievable settlement parameters and resulted in settlements in late March 2015.

In each of the settlements described above, the Company’s requisite policies and procedures with respect to the timing and recognition of loss contingencies set forth above were followed. Applying these policies and procedures, the Company concluded that it could not reasonably estimate the possible loss or

United States Securities and Exchange Commission

a range of loss in excess of the amount already accrued and therefore, an accrual, in addition to the amount already accrued, could not be made by the Company at the time of the filing of the 10-K. As such, the Company disclosed the existence of the loss contingency and the discussions in the Form 10-K. These matters were simply not estimable until March 2015, and they were properly expensed in the first quarter 2015.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ Mats Wallin

Mats Wallin
Chief Financial Officer

Cc:	Fredrik Peyron, Group Vice President for Legal Affairs, General Counsel and Secretary, Autoliv, Inc.

Dennis O. Garris, Alston & Bird LLP